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                         SHUMAKER, LOOP & KENDRICK, LLP
                             NORTH COURTHOUSE SQUARE
                                  1000 JACKSON
Thomas C. Blank              TOLEDO, OHIO 43624-1573     OTHER OFFICE LOCATIONS:
(419) 321-1394             TELEPHONE (419) 241-9000           CHARLOTTE
tblank@slk-law.com            FAX (419) 241-6894              COLUMBUS
                                  ___________                 TAMPA

November 2, 2005

VIA EDGAR SUBMISSION & E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

RE:   MERCHANTS BANCORP, INC.

      Schedule 13E-3
      Filed September 6, 2005
      SEC File No. 5-80876

      Preliminary Proxy Statement on Schedule 14A
      Filed September 6, 2005
      SEC File No. 0-49771

To Whom It May Concern:

      On behalf of Merchants Bancorp, Inc., Hillsboro, Ohio, and in response to the comment letter dated October 17, 2005, this opinion is being provided contemporaneously with the revised filing of the above referenced submissions.

BACKGROUND

      This firm has served as special counsel to Merchants Bancorp, Inc. (the "Company") and MBI Merger Sub, Inc. ("MBI"), each of which is a corporation chartered and organized under the laws of the State of Ohio. MBI is the wholly-owned subsidiary of the Company. The Company has proposed to execute a going-private transaction pursuant to Rule 13e-3

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United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquistions
November 2, 2005

under the Securities Exchange Act of 1934 by merging MBI with and into the Company (the "Going-Private Merger"). To facilitate the Going-Private Merger, the Company has proposed amending its Amended and Restated Articles of Incorporation to authorize the issuance of a new class of preferred stock (the "Series A Preferred Stock"). Pursuant to the terms of the Merger Agreement, the Company proposes to issue shares of Series A Preferred Stock to certain holders of its Common Stock in exchange for some or all of their shares of Common Stock. Following the proposed transactions, the Company will have outstanding shares of Common Stock held of record by approximately 226 shareholders and outstanding shares of Series A Preferred Stock held of record by as many as 280 shareholders.

      In our capacity as special counsel to the Company and MBI, we have examined and relied upon the following (collectively the "Documents"): (a) the Amended and Restated Articles of Incorporation and Code of Regulations of the Company; (b) the proposed amendment to Article of FOURTH of the Amended and Restated Articles of Incorporation of the Company; and (c) the Merger Agreement. We have also examined originals or copies certified to our satisfaction of all certificates, agreements and other documents which we deemed necessary or appropriate for the purposes of providing this opinion, and have taken into account the relevant provisions of Ohio law discussed below.

ANALYSIS OF OHIO LAW

      Section 1701.04 of the Ohio Revised Code sets forth a listing of those items which must be included in any Ohio corporation's initial articles of incorporation. Specifically, this section provides that the initial articles must include "the express terms, if any, of the shares; and if the shares are classified, the designation of each class, the authorized number and par value per share, if any, of the shares of each class, and the express terms of the shares of each class." In addition, Section 1701.69 of the Ohio Revised Code provides authority for Ohio corporations to amend their articles to: "authorize shares of a new class or classes;" or "change issued or unissued shares of any class, whether with or without par value, into the same or a different number of shares of any class with or without par value, theretofore or then authorized."

      Section 1701.06 designates the "Express Terms" of shares under Ohio law. Paragraph A of this section provides that "[t]he express terms of shares may include statements specifying any of the following:

      (1) Dividend or distribution rights, which may be cumulative or noncumulative; at a specified rate, amount, or proportion; with or without further participation rights; and in preference to, junior to, or on a parity in whole or in part with dividend or distribution rights of shares of any other class;

      (2)   Liquidation rights, preferences, and price;

      (3)   Redemption rights and price;

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United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquistions
November 2, 2005

      (4) Sinking fund requirements, which may require the corporation to provide a sinking fund out of earnings or otherwise for the purchase or redemption of the shares or for dividends or distributions on them;

      (5) Voting rights, which may be full, limited, or denied, except as otherwise required by law;

      (6)   Pre-emptive rights, or the denial or limitation of them;

      (7)   Conversion rights;

      (8)   Restrictions on the issuance of shares;

      (9)   Rights of alteration of express terms;

      (10)  The division of any class of shares into series;

      (11)  The designation and authorized number of shares of each series;

      (12) The right of the directors, subject to any limitations that may be stated, to adopt amendments to the articles determining, in whole or in part, the express terms, within the limits set forth in this chapter, of any class of shares before the issuance of any shares of that class, or of one or more series within a class before the issuance of any shares of that series; and

      (13) Any other relative, participating, optional, or other special rights and privileges of, and qualifications or restrictions on, the rights of holders of shares of any class or series.

      The proposed amendment to Article FOURTH of the Company's Amended and Restated Articles of Incorporation provides that the Corporation is authorized to issue Four Million Five Hundred Thousand (4,500,000) shares of Common Stock, all of which shall be without par value, and One Hundred Forty Thousand (140,000) shares of Series A Preferred Stock, all of which shall be without par value. The proposed amendment also delineates the express terms of each class of stock, a general comparison of which is set forth in the table below.

                                           TERM COMPARISON CHART
--------------------------------------------------------------------------------------------------------
      TERM                            COMMON STOCK                        SERIES A PREFERRED STOCK
-------------------        -------------------------------------   -------------------------------------
Voting Rights              One vote on all matters per share;      None
                           cumulative voting in the election of
                           directors

Preemptive Rights          None                                    None

Dividend Rights            As declared by the board out of funds   As declared by the board out of funds
                           legally available therefore; no         legally available therefore;
                           dividend payable unless first paid to   preference over holders of Common
                           holders of Series A Preferred Stock     Stock

Conversion Rights          None                                    None

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United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquistions
November 2, 2005

Transfer Rights            Freely transferable                     Freely transferable insofar as
                                                                   transfer would not increase record
                                                                   ownership

Liquidation Rights         Subordinated to holders of Series A     Preference over holders of Common
                           Preferred                               Stock - Holders are entitled to
                                                                   receive the "Principal Amount" of
                                                                   $23.00 per share prior to any
                                                                   distribution to holders of Common
                                                                   Stock

Redemption                 Not redeemable                          Redeemable at Company's option after
Provisions                                                         5th year following issuance or in
                                                                   connection with a "Change in Control"
                                                                   event

Antidilution Rights        None                                    Adjustments tied to adjustments in
                                                                   the number of outstanding Common
                                                                   Shares

Term                       Perpetual Term                          Series A Preferred Stock mature on
                                                                   the 20th anniversary following the
                                                                   date of issuance, at which time all
                                                                   holders thereof will receive the
                                                                   principal amount of $23.00 per share

      In the present case, the express terms of the Common Stock and the Series A Preferred Stock differ in certain significant respects. With respect to any liquidation of the Company during the term of the Series A Preferred Stock, holders thereof are entitled to receive the Principal Amount of their investment prior to any pro rata liquidating distributions to holders of Common Stock. The shares of Common Stock possess voting rights with one vote per Common Share, while the shares of Series A Preferred Stock have no voting rights. In addition, the Common Stock is perpetual, while the Series A Preferred Stock has a term of 20 years at the completion of which all holders thereof will receive the Principal Amount of their investment. The series A Preferred Stock is also redeemable at the election of the Company any time after the fifth year following the date of issuance or at any time in connection with certain change in control transactions. Finally, shares of Common Stock held by non-affiliates are freely transferable, while shares of Series A Preferred Stock are subject to certain restrictions on transfer designed to keep the record number of holders at a static level.

OPINION

      Based solely upon our examination of the Documents and the foregoing analysis of the relevant provisions of Ohio law, it is our opinion that the differences in the express terms of the Common and Series A Preferred Stock, as delineated in the proposed amendment to Article FOURTH of the Company's Amended and Restated Articles of Incorporation, are sufficient to cause such securities to constitute two separate classes of capital stock under

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United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquistions
November 2, 2005

Ohio law. The foregoing opinion is solely for your benefit in connection with the transactions described herein.

                                                Sincerely,

                                            /s/ Shumaker, Loop & Kendrick, LLP

                                                Shumaker, Loop & Kendrick, LLP

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